

Mail Stop 3720

January 9, 2017

Andrew R. Kaiser
Chief Financial Officer
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

> **Re:** **Cincinnati Bell Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-08519**

Dear Mr. Kaiser:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications